Exhibit 2.2

EXECUTION COPY

FIRST AMENDMENT TO

AGREEMENT AND PLAN OF MERGER

This First Amendment to the Agreement and Plan of Merger (this “Amendment”) is entered into as of May 20, 2005, by and among Sprint Corporation, a Kansas corporation (“Sprint”), Nextel Communications, Inc., a Delaware corporation (“Nextel”), and S-N Merger Corp., a Delaware corporation wholly owned by Sprint (“Merger Sub”).

RECITALS

A. Sprint, Nextel and Merger Sub are parties to the Agreement and Plan of Merger, dated as of December 15, 2004 (the “Merger Agreement”); and

B. Sprint, Nextel and Merger Sub desire to amend the Merger Agreement as set forth herein.

NOW, THEREFORE, the parties agree as follows:

1. Definitions. Capitalized terms not defined in this Amendment have the meanings given such terms in the Merger Agreement.

2. Amendments.

(a)	Section 1.1(b) of the Merger Agreement is hereby amended and restated in its entirety to read as follows:

(b)

In connection with the Merger, Sprint will reserve, prior to the Merger and after approval by the stockholders of Sprint of the Charter Amendment (as defined in Section 3.3), a sufficient number of shares of Sprint Series 1 FON common stock, which will be redesignated Sprint Series 1 common stock pursuant to the Charter Amendment (the “Sprint Series 1 Common Stock”), Sprint non-voting common stock (the “Sprint Non-Voting Common Stock”) and Sprint ninth series preferred stock (the “Sprint Mirror Preferred Stock”) to permit the issuance of shares of (i) Sprint Series 1 Common Stock to the holders of Class A common stock of Nextel (the “Nextel Class A Common Stock”), (ii) Sprint Non-Voting Common Stock to the holder(s) of Class B non-voting common stock of Nextel (the “Nextel Class B Common Stock” and, collectively with the Nextel Class A Common Stock, the “Nextel Common Stock”), and (iii) Sprint Mirror Preferred Stock to the holders of Series B Preferred Stock of Nextel (collectively with the Zero Coupon Convertible Preferred Stock due 2013 of Nextel, the

“Nextel Preferred Stock” and, collectively with the Nextel Common Stock, the “Nextel Capital Stock”), in each case issued and outstanding immediately prior to the Effective Time in accordance with the terms of this Agreement.

(b)	Section 1.4(f) of the Merger Agreement is hereby amended and restated in its entirety to read as follows:

(f)

Both the Exchange Ratio and the Per Share Cash Amount with respect to shares of Nextel Capital Stock described in Section 1.4(a) and Section 1.4(b) will be adjusted as of the Effective Time in accordance with clause (i) and clause (ii) hereof (the “Exchange Ratio Adjustment”) so that the holders of Nextel capital stock receive in the Merger, in the aggregate, capital stock of Sprint representing the maximum amount: (i) that does not exceed 49.9% of the total combined voting power of all classes of Sprint capital stock (which shall mean one vote per share with respect to the Sprint Series 1 Common Stock, 10% of one vote per share with respect to the Sprint Series 2 Common Stock, zero votes per share with respect to the Sprint Non-Voting Common Stock, and, in the case of each share of Sprint Seventh Series preferred stock, the aggregate voting power of the shares of Sprint Series 1 Common Stock or Sprint Series 2 Common Stock, as the case may be, into which such share of Sprint Seventh Series preferred stock is convertible immediately following the Effective Time, and, in the case of each share of Sprint Mirror Preferred Stock, the aggregate voting power of the shares of Sprint Series 1 Common Stock into which such share of Sprint Mirror Preferred Stock is convertible immediately following the Effective Time) issued and outstanding (which shall exclude, for avoidance of doubt, any Sprint capital stock held by Sprint in treasury or by any consolidated subsidiary of Sprint and any shares of Sprint capital stock issuable pursuant to any options, derivatives, convertible instruments (other than the Sprint Mirror Preferred Stock to the extent provided above) or other equity-linked securities) immediately following the Effective Time; and (ii) that permits Sprint and Nextel (after consultation with outside counsel) each to confirm that, notwithstanding the issuance of Sprint capital stock in the Merger, Section 355(e) of the Code (substituting 49.9% for 50% whenever applicable in such Section) will not apply to the ILEC Separation, taking into account any applicable regulation, ruling, pronouncement or other administrative guidance from the Internal Revenue Service or the U.S. Treasury. Each of Sprint and Nextel shall base the confirmation contemplated by clause (ii) of the preceding sentence on all the facts and circumstances existing at the Effective Time (including facts and circumstances relating to periods after the Effective Time that may arise from facts and circumstances existing at the Effective Time

(“Post-Merger Facts”)), including (A) the number and voting rights of the shares of Sprint and Nextel capital stock actually outstanding, for U.S. federal income tax purposes, immediately prior to the Effective Time (excluding shares of Sprint capital stock held by or on behalf of Sprint or any of the Sprint Subsidiaries, including pursuant to a “rabbi trust” arrangement), (B) any restrictions on the transfer, conversion or voting of shares of capital stock of Sprint or Nextel pursuant to the terms of those shares or by contract, in effect at the Effective Time, (C) any change in Law or official or unofficial administrative guidance from the Internal Revenue Service or the U.S. Treasury, (D) overlapping ownership of Sprint and Nextel as determined in accordance with Section 355(e)(3)(A)(iv) of the Code, but only to the extent actually established (based on satisfactory documentation) as of the Effective Time or otherwise permitted to be taken into account under an applicable IRS letter ruling or as mutually determined by the parties, and (E) any change in a material relevant fact (including either party’s knowledge of preexisting relevant facts), or a new relevant fact, occurring prior to the Effective Time; provided, however, that, except with the consent of Nextel, such confirmation by Sprint shall not take into account Post-Merger Facts that are not determinable at the Effective Time, to the extent that taking such Post-Merger Facts into account would cause the aggregate Per Share Cash Amounts payable by Sprint pursuant to this Article I to exceed the Cash Limit (as defined below). Sprint and Nextel agree that they will cooperate to cause a preliminary calculation of the Exchange Ratio Adjustment to be prepared at a date that is anticipated to be 30 days prior to the Effective Time, as reasonably agreed by the parties, and will, thereafter, cooperate to cause such calculation to be updated frequently to reflect the expected calculation of the Exchange Ratio Adjustment at the Effective Time.

(c)	Section 1.4(g) of the Merger Agreement is hereby amended and restated in its entirety to read as follows:

(g)

Notwithstanding anything in this Agreement to the contrary, the aggregate Per Share Cash Amounts payable by Sprint pursuant to this Article I will not exceed $2,800,000,000 (the “Cash Limit”). Subject to the final sentence of this Section 1.4(g), if, absent this Section 1.4(g), the aggregate Per Share Cash Amounts payable by Sprint pursuant to this Article I would exceed the Cash Limit, the Per Share Cash Amount will be decreased to the extent necessary so that the aggregate Per Share Cash Amounts payable under this Article I do not exceed the Cash Limit. In such event, the Exchange Ratio will nevertheless be adjusted as provided in this Section 1.4, without regard to this Section 1.4(g). Notwithstanding the foregoing, if as a result of Section 1.4(f)(ii)(C) the Per Share

Cash Amount that would otherwise be determined pursuant to Section 1.4(f) would be decreased pursuant to this Section 1.4(g), then the Exchange Ratio will equal 1.3 and the Per Share Cash Amount will equal zero, and the parties will not be obligated to pursue the ILEC Separation.

(d)	Section 1.5(a) of the Merger Agreement is hereby amended and restated in its entirety to read as follows:

1.5	Nextel Options; Other Nextel Stock-Based Awards. (a) As soon as practicable following the date of this Agreement, Nextel will take such actions so that the Nextel Board (as defined in Section 4.3) or, if appropriate, any committee thereof administering the equity-based compensation plans identified on Section 4.11(a) of the Nextel Disclosure Schedule (the “Nextel Stock Plans”) adopts such resolutions and takes such other actions (including obtaining any required consents) as may be required to provide that each option to purchase shares of Nextel Common Stock (a “Nextel Stock Option”) that is outstanding immediately prior to the Effective Time, whether vested or unvested, will be converted into an option to purchase a number of shares of Sprint Series 1 Common Stock equal to the number of shares of Nextel Common Stock subject to such Nextel Stock Option multiplied by the Option Exchange Ratio (as defined below) (rounded down to the nearest whole share), at an exercise price per share of Sprint Series 1 Common Stock equal to the exercise price per share of Nextel Common Stock under such Nextel Stock Option divided by the Option Exchange Ratio (rounded up to the nearest whole cent), and otherwise having the same terms and conditions as were applicable under such Nextel Stock Option immediately prior to the Effective Time (each, a “Nextel Rollover Option”). For purposes of this Agreement, the term “Option Exchange Ratio” means 1.3.

(e)	Section 3.3 of the Merger Agreement is hereby amended by deleting the text “and to decrease the par value of the Sprint Common Stock to $0.01 per share” in clause (a)(i) thereof.

3. Exhibit B. Exhibit B to the Merger Agreement is hereby amended and restated in its entirety to be in the form attached hereto as Annex 1.

4. Exhibits D and E. Exhibits D and E to the Merger Agreement are hereby amended as set forth on Annex 2 hereto.

5. Incorporation. Sections 8.3, 8.4, 9.3(a) and 9.4 through 9.13 of the Merger Agreement are hereby incorporated mutatis mutandi into this Amendment.

6. Effect on Merger Agreement. Except as specifically amended by this Amendment, the Merger Agreement will remain in full force and effect and is hereby ratified and confirmed.

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IN WITNESS WHEREOF, Sprint, Merger Sub and Nextel have caused this Amendment to be executed by their respective officers thereunto duly authorized as of the date first written above.

SPRINT CORPORATION

By:	/s/ Gary D. Foresee
	Name:	Gary D. Forsee
	Title:	Chief Executive Officer

S-N MERGER CORP.

By:	/s/ Gary D. Foresee
	Name:	Gary D. Forsee
	Title:	Chief Executive Officer

NEXTEL COMMUNICATIONS, INC.

By:	/s/ Timothy M. Donahue
	Name:	Timothy M. Donahue
	Title:	Chief Executive Officer